As filed with the Securities and Exchange Commission on November 4, 2022

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REGISTRATION STATEMENT UNDER SCHEDULE B

OF

THE SECURITIES ACT OF 1933

REPUBLIC OF THE PHILIPPINES

(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Elmer G. Cato

Consul General

Philippine Consulate General

556 Fifth Avenue

New York, New York 10036-5095

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

Amit Singh, Esq. Linklaters Singapore Pte. Ltd. One George Street #17-01 Singapore 049145	Shuang Zhao, Esq. Robert K. Williams, Esq. c/o Cleary Gottlieb Steen & Hamilton LLP 37th Floor, Hysan Place 500 Hennessy Road Hong Kong SAR

Approximate date of commencement of proposed sale to the public:

From time to time after the Registration Statement becomes effective. The securities being registered herein are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price (per Unit(1))	Proposed maximum aggregate offering (Price(1)(2))	Amount of registration fee
Debt Securities and Warrants	$7,002,203,526(3)	100%(3)	$7,002,203,526(3)	$771,400(3)

Notes:

(1)	Estimated for purpose of determining the registration fee.
(2)	Exclusive of accrued interest, if any.
(3)

Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the prospectus contained herein also relates to debt securities and/or warrants having an aggregate principal amount of $2,203,526 or the equivalent thereof in currency, currency units or units, registered under the Registrant’s Registration Statements (File No. 333-249557 initially filed on October 20, 2020 and File No. 333-267745 filed on October 5, 2022) under Schedule B and not previously sold in the United States. In the event any previously registered debt securities and/or warrants are offered prior to the effective date of this Registration Statement, they will not be included in any prospectus hereunder.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains a prospectus, consisting of a cover page and numbered pages i through ii and 1 through 40, relating to the debt securities and/or warrants to purchase debt securities of the Republic of the Philippines (the “Philippines” or the “Republic”), with a maximum aggregate principal amount of up to US$7,002,203,526 or the equivalent thereof in one or more other currencies or currency units.

The debt securities and/or warrants may be offered from time to time pursuant to Release Nos. 33-6248 and 33-6424 under the Securities Act of 1933 as separate issues of debt securities and/or warrants on terms and in the manner to be specified in prospectus supplements to be delivered in connection with each such offering.

i

CROSS REFERENCE SHEET

Between Schedule B of the Securities Act of 1933 and the Prospectus

Schedule B

Item	Location in Prospectus

1	Cover Page

2	Use of Proceeds**

3	Cover Page/Description of the Securities/Collective Action Securities**

4	*

5	*

6	**

7	Authorized Representative in the United States

8	**

9	**

10	Plan of Distribution**

11	***

12	Validity of the Securities

13	***

14	***

*

Additional information may be included in the Republic of the Philippines’ annual report on Form 18-K filed with the Securities and Exchange Commission, as amended from time to time and incorporated by reference herein.

**	Information to be provided from time to time in prospectus supplements to be delivered in connection with the offering of debt securities and/or warrants to purchase debt securities.
***	Information included in Part II to this registration statement or as an exhibit hereto or to be filed by one or more amendments to this registration statement.

ii

The information in this prospectus is not complete and may be changed. We may not issue the securities offered in this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 4, 2022

Republic of the Philippines

Debt Securities and/or Warrants

The Republic of the Philippines (the “Republic”) may from time to time offer and sell its debt securities and warrants in amounts, at prices and on terms to be determined at the time of sale and provided in one or more supplements to this prospectus. The Republic may also offer debt securities in exchange for other debt securities or that are convertible into new debt securities. The Republic may offer securities with an aggregate principal amount of up to US$7,002,203,526 (or the equivalent in other currencies) in the United States. The Republic will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to offer or sell securities unless accompanied by a supplement. The Republic may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

You should not assume that information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than its date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                     .

ABOUT THIS PROSPECTUS

This prospectus provides you with a general description of the securities the Republic may offer under the “shelf” registration statement it has filed with the Securities and Exchange Commission (the “SEC”). Each time the Republic sells securities covered by this prospectus, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information contained in the prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement, together with additional information described below under the heading “Further Information.”

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus under “Republic of the Philippines” are forward looking. They include statements concerning, among others:

•	the Republic’s economic, business and political conditions and prospects;

•	the Republic’s financial stability;

•	the depreciation or appreciation of the peso;

•	changes in interest rates; and

•	governmental, statutory, regulatory or administrative initiatives.

Actual results may differ materially from those suggested by the forward-looking statements due to various factors. These factors include, but are not limited to:

•

adverse external factors, such as high international interest rates and recession or low growth in the economies of the Republic’s trading partners. High international interest rates could increase the Republic’s current account deficit and budgetary expenditures. Recession or low growth in the economies of the Republic’s trading partners could lead to fewer exports from the Republic and, indirectly, lower growth in the Republic;

•

instability or volatility in the international financial markets. This could lead to domestic volatility, making it more difficult for the Government to achieve its macroeconomic goals. This could also lead to declines in foreign direct and portfolio investment inflows;

•

adverse domestic factors, such as a decline in domestic savings and investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility. Each of these factors could lead to lower growth or lower international reserves; and

•

other adverse factors, such as climatic or seismic events, the outbreak of diseases such as COVID-19, African swine flu, severe acute respiratory syndrome, middle east respiratory syndrome and avian influenza and political uncertainty.

DATA DISSEMINATION

The Republic is a subscriber to the IMF’s Special Data Dissemination Standard (“SDDS”), which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released or the so-called “Advance Release Calendar.” For the Republic, precise dates or “no-later-than dates” for the release of data under the SDDS are disseminated three months in advance through the Advance Release Calendar, which is published on the Internet under the IMF’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the Dissemination Standards Bulletin Board. The Internet website for the Republic’s Advance Release Calendar and metadata is located at http://dsbb.imf.org/Pages/SDDS/CtyCtgList.aspx?ctycode=PHL.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, the net proceeds from sales of securities will be used for the general purposes of the Republic, including for budget support and to repay a portion of the Government’s borrowings.

RATINGS

Ratings included herein are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. The Republic’s current credit ratings and rating outlooks are dependent upon economic conditions and other factors affecting credit risk that are outside the control of the Republic. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. The Republic discloses these ratings because, though the Republic has no control over ratings, they are important to the Republic’s ability to obtain the financing that it needs on terms that are favorable to it. A decision by a rating agency to downgrade the Republic’s credit rating may have an adverse impact on its ability to access funding and may increase its borrowing costs, while an upgrade in its rating may improve its access to funding and reduce its borrowing costs.

DESCRIPTION OF THE SECURITIES

Description of the Debt Securities

The Republic may issue debt securities in separate series at various times. Each series of the debt securities will be issued pursuant to a fiscal agency agreement (each, as applicable to a series of debt securities, the “Fiscal Agency Agreement”). The description below summarizes the material provisions of the debt securities that are common to all series and the Fiscal Agency Agreement. Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the debt securities. Therefore, the Republic urges you to read the form of the Fiscal Agency Agreement and the form of the global bond before deciding whether to invest in the debt securities. The Republic has filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information.

The financial terms and other specific terms of your debt securities are described in the prospectus supplement relating to your debt securities. The description in the prospectus supplement will supplement this description or, to the extent inconsistent with this description, replace it.

You can find the definitions of certain capitalized terms in the subsection titled “Glossary of Certain Defined Terms” located at the end of this section.

General Terms of the Bonds

The prospectus supplement that relates to your debt securities will specify the following terms:

•	the aggregate principal amount and the designation;

•	the currency or currencies or composite currencies of denomination and payment;

•	any limitation on principal amount and authorized denominations;

•	the percentage of their principal amount at which the debt securities will be issued;

•	the maturity date or dates;

•	the interest rate or rates, if any, for the debt securities and, if variable, the method by which the interest rate or rates will be calculated;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•	the dates from which interest, if any, will accrue for payment of interest and the record dates for any such interest payments;

•	where and how the Republic will pay principal and interest;

•	whether and in what circumstances the debt securities may be redeemed before maturity;

•	any sinking fund or similar provision;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

•

if issued in certificated form, whether the debt securities will be in bearer form with interest coupons, if any, or in registered form without interest coupons, or both forms, and any restrictions on exchanges from one form to the other; and

•	whether the debt securities will be designated “Collective Action Securities” (as described below under “Collective Action Securities”).

If the Republic issues debt securities in bearer form, the prospectus supplement relating to the debt securities will also describe applicable U.S. federal income tax and other considerations additional to the disclosure in this prospectus.

Payments of Principal, Premium and Interest

On every payment date specified in the relevant prospectus supplement, the Republic will pay the principal, premium and/or interest due on that date to the registered holder of the relevant debt security at the close of business on the related record date. The record date will be specified in the applicable prospectus supplement. The Republic will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, the Republic will make payments in U.S. dollars at the New York office of the fiscal agent or, outside the United States, at the office of any paying agent. Unless otherwise specified in the applicable prospectus supplement, the Republic will pay interest by check, payable to the registered holder.

If the relevant debt security has joint holders, the check will be payable to all of them or to the person designated by the joint holders at least three business days before payment. The Republic will mail the check to the address of the registered holder in the bond register and, in the case of joint holders, to the address of the joint holder named first in the bond register.

The Republic will make any payment on debt securities in bearer form at the designated offices or agencies of the fiscal agent, or any other paying agent, outside of the United States. At the option of the holder of debt securities, the Republic will pay by check or by transfer to an account maintained by the payee with a bank located outside of the United States. The Republic will not make payments on bearer securities at the corporate trust office of the fiscal agent in the United States or at any other paying agency in the United States. In addition, the Republic will not make any payment by mail to an address in the United States or by transfer to an account with a bank in the United States. Nevertheless, the Republic will make payments on a bearer security denominated and payable in U.S. dollars at an office or agency in the United States if:

•	payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions; and

•	the payment is then permitted under United States law, without material adverse consequences to the Republic.

If the Republic issues bearer securities, it will designate the offices of at least one paying agent outside the United States as the location for payment.

Repayment of Funds; Prescription

If no one claims money paid by the Republic to the fiscal agent for the payment of principal or interest for two years after the payment was due and payable, the fiscal agent or paying agent will repay the money to the Republic. After such repayment, the fiscal agent or paying agent will not be liable with respect to the amounts so repaid. However, the Republic’s obligations to pay the principal of, and interest on, the debt securities as they become due will not be affected by such repayment.

You will not be permitted to submit a claim to the Republic for payment of principal or interest on any series of debt securities unless made within 10 years, in the case of principal, and five years, in the case of interest, from the date on which payment was due.

Global Securities

The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by a global security. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Unless otherwise specified in the prospectus supplement, the Republic anticipates that the following provisions will apply to depositary arrangements.

Registered Ownership of the Global Security

The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the Fiscal Agency Agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

•	will not be entitled to have any of the debt securities represented by the global security registered in their names;

•	will not receive physical delivery of any debt securities in definitive form;

•	will not be considered the owners or holders of the debt securities;

•

must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder of the debt securities; and

•	will receive payments of principal and interest from the depositary or its participants rather than directly from the Republic.

The Republic understands that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

The Republic will issue certificated securities and register debt securities in the name of a person other than the depositary or its nominee only if:

•

the depositary for a series of debt securities is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and the Republic does not appoint a successor depositary within 90 days;

•	the Republic determines, in its sole discretion, not to have a series of debt securities represented by a global security; or

•	a default occurs that entitles the holders of the debt securities to accelerate the maturity date and such default has not been cured.

In these circumstances, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form. Definitive debt securities in bearer form will not be issued in respect of a global security in registered form.

Beneficial Interests in and Payments on a Global Security

Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, the Republic expects the depositary to credit its participants’ accounts with amounts that correspond to their respective beneficial interests in the global security.

The Republic also expects that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. The Republic has no responsibility or liability for the records of ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. The Republic also has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

Bearer Securities

The Republic may issue debt securities of a series in the form of one or more bearer global debt securities deposited with a common depositary for the Euroclear System and Clearstream Banking, S.A., or with a nominee identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a bearer global security will be described in the applicable prospectus supplement.

Additional Amounts

Payments made by, or on behalf of the Republic, on the debt securities will be made without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. If Philippine law requires taxes to be deducted or withheld, except as discussed below, holders of the debt securities will be paid such additional amounts as are necessary to ensure that they receive the same amount as they would have received without such withholding or deduction.

However, any additional amounts will not be paid if the holder of the debt securities is liable for Philippine tax because:

•	the holder of the debt securities is connected with the Republic other than by merely owning the debt security or receiving income or payments on the bond;

•

the holder of the debt securities failed to comply with any reasonable certification, identification or other reporting requirement concerning the holder’s nationality, residence, identity or connection with the Republic, if compliance with such requirement is required by any statute or regulation of the Republic as a precondition to exemption from withholding or deduction of taxes; or

•

the holder of the debt securities failed to present its debt security for payment within 30 days of when the payment is due or when the Republic makes available to the holder of the debt securities or the relevant fiscal or paying agent a payment of principal or interest, whichever is later. Nevertheless, the Republic will pay additional amounts to the extent the holder would have been entitled to such amounts had it presented its debt security for payment on the last day of the 30 day period.

Status of Bonds

While outstanding, the debt securities will:

•	constitute direct, unconditional and unsecured obligations of the Republic;

•

rank without any preference among themselves and at least equally in right of payment with all of the Republic’s other unsecured and unsubordinated External Indebtedness, except as described below; and

•	continue to be backed by the full faith and credit of the Republic.

It is understood that this provision shall not be construed so as to require the Republic to make payments under the debt securities ratably with payments being made under any other external indebtedness of the Republic.

Under Philippine law, unsecured debt (including guarantees of debt) of a borrower in insolvency or liquidation that is documented by a public instrument, as provided in Article 2244(14) of the Civil Code of the Republic, ranks ahead of unsecured debt that is not so documented. Debt is treated as documented by a public instrument if it is acknowledged before a notary or any person authorized to administer oaths in the Republic. The Government maintains that debt of the Republic is not subject to the preferences granted under Article 2244(14) or cannot be documented by a public instrument without acknowledgment of the Republic as debtor. The Philippine courts have never addressed this matter, however, and it is uncertain whether a document evidencing the Republic’s Peso or non-Peso denominated debt (including External Indebtedness), notarized without the Republic’s participation, would be considered documented by a public instrument. If such debt were considered documented by a public instrument, it would rank ahead of the debt securities if the Republic could not meet its debt obligations.

The Republic has represented that it has not prepared, executed or filed any public instrument, as provided in Article 2244(14) of the Civil Code of the Philippines, relating to any External Indebtedness. It also has not consented or assisted in the preparation or filing of any such public instrument. The Republic also agreed that it will not create any preference or priority in respect of any External Public Indebtedness pursuant to Article 2244(14) of the Civil Code of the Philippines unless its grants equal and ratable preference or priority to amounts payable under the debt securities.

Negative Pledge Covenant

If any debt securities are outstanding, the Republic will not create or permit any Liens on its assets or revenues as security for any of its External Public Indebtedness, unless the Lien also secures the Republic’s obligations under the debt securities. In addition, the Republic will not create any preference or priority for any of its External Public Indebtedness pursuant to Article 2244(14) of the Civil Code of the Philippines, or any successor law, unless it grants equal and ratable preference or priority to amounts due under the debt securities.

The Republic may create or permit a Lien:

•

on any property or asset (or any interest in such property or asset) incurred when the property or asset was purchased, improved, constructed, developed or redeveloped to secure payment of the cost of the activity;

•	securing Refinanced External Public Indebtedness;

•

arising out of the extension, renewal or replacement of any External Public Indebtedness that is permitted to be subject to a Lien pursuant to either of the previous two bullet points, as long as the principal amount of the External Public Indebtedness so secured is not increased;

•	arising in the ordinary course of banking transactions to secure External Public Indebtedness with a maturity not exceeding one year;

•

existing on any property or asset at the time it was purchased, or arising after the acquisition under a contract entered into before and not in contemplation of the acquisition, and any extension and renewal of that Lien which is limited to the original property or asset and secures any extension or renewal of the original secured financing;

•	that:

(A)	arises pursuant to any legal process in connection with court proceedings so long as the enforcement of the Lien is stayed and the Republic is contesting the claims secured in good faith; or

(B)	secures the reimbursement obligation under any surety given in connection with the release of any Lien referred to in (A) above; if it is released or discharged within one year of imposition; or

•	arising by operation of law, provided that any such Lien is not created or permitted to be created by the Republic for the purpose of securing any External Public Indebtedness.

The international reserves of Bangko Sentral represent substantially all of the official gross international reserves of the Republic. Because Bangko Sentral is an independent entity, the Republic and Bangko Sentral believe that the debt securities’ negative pledge covenant does not apply to Bangko Sentral’s international reserves. Bangko Sentral could therefore incur External Indebtedness secured by international reserves without securing amounts payable under the debt securities.

Events of Default

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities—Events of Default” below for a description of the corresponding terms of Collective Action Securities.

Each of the following constitutes an event of default with respect to any series of debt securities:

(1)	Non-Payment: the Republic does not pay principal or interest on any debt securities of such series when due and such failure continues for 30 days;

(2)

Breach of Other Obligations: the Republic fails to observe or perform any of the covenants in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered by any holder of debt securities to the Republic at the corporate trust office of the fiscal agent in New York City;

(3)	Cross Default and Cross Acceleration:

(a)

the Republic fails to make a payment of principal, premium, prepayment charge or interest when due on any External Public Indebtedness with a principal amount equal to or greater than $25,000,000 or its equivalent, and this failure continues beyond the applicable grace period; or

(b)

any External Public Indebtedness of the Republic or the central monetary authority in principal amount equal to or greater than $25,000,000 is accelerated, other than by optional or mandatory prepayment or redemption.

For the purposes of this event of default, the U.S. dollar equivalent for non-U.S. dollar debt will be computed using the middle spot rate for the relevant currency against the U.S. dollar as quoted by The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank, N.A.) on the date of determination;

(4)	Moratorium: the Republic declares a general moratorium on the payment of its or the central monetary authority’s External Indebtedness;

(5)	Validity:

(a)

the Republic, or any governmental body with the legal power and authority to declare such series of debt securities and the related Fiscal Agency Agreement invalid or unenforceable, challenges the validity of such series of debt securities or the related Fiscal Agency Agreement;

(b)	the Republic denies any of its obligations under such series of debt securities or the related Fiscal Agency Agreement; or

(c)

any legislative, executive or constitutional measure or final judicial decision renders any material provision of such series of debt securities or the related Fiscal Agency Agreement invalid or unenforceable or prevents or delays the performance of the Republic’s obligations under such series of debt securities or the related Fiscal Agency Agreement;

(6)

Failure of Authorizations: any legislative, executive or constitutional authorization necessary for the Republic to perform its material obligations under the series of debt securities or the related Fiscal Agency Agreement ceases to be in full force and effect or is modified in a manner materially prejudicial to the holders of the debt securities;

(7)	Control of Assets: the Republic or the central monetary authority does not at all times exercise full control over the Republic’s International Monetary Assets; or

(8)

IMF Membership: the Republic ceases to be a member of the IMF or loses its eligibility to use the general resources of the IMF. The events described in paragraphs 2, 4, 5 and 6 will be events of default only if they materially prejudice the interests of holders of the debt securities.

If any of the above events of default occurs and is continuing, holders of the debt securities representing at least 25% in principal amount of the debt securities of that series then outstanding may declare all of the debt securities of the series to be due and payable immediately by written notice to the Republic and the fiscal agent. In the case of an event of default described in paragraphs 1 or 4 above, any holder of the debt securities may declare the principal amount of debt securities that it holds to be immediately due and payable by written notice to the Republic and the fiscal agent.

Investors should note that:

•

despite the procedure described above, no debt securities may be declared due and payable if the Republic cures the applicable event of default before it receives the written notice from the holder of the debt securities;

•	the Republic is not required to provide periodic evidence of the absence of defaults; and

•

the Fiscal Agency Agreement does not require the Republic to notify holders of the debt securities of an event of default or grant any holder of the debt securities a right to examine the bond register.

Modifications and Amendments; Bondholders’ Meetings

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities—Modifications and Amendments; Bondholders’ Meetings” for a description of the corresponding terms of Collective Action Securities.

Each holder of a series of debt securities must consent to any amendment or modification of the terms of that series of debt securities or the Fiscal Agency Agreement that would:

•	change the stated maturity of the principal of the debt securities or any installment of interest;

•	reduce the principal amount of such series of debt securities or the portion of the principal amount payable upon acceleration of such debt securities;

•	change the debt securities’ interest rate;

•	change the currency of payment of principal or interest;

•	change the obligation of the Republic to pay additional amounts on account of withholding taxes or deductions; or

•	reduce the percentage of the outstanding principal amount needed to modify or amend the related Fiscal Agency Agreement or the terms of such series of debt securities.

With respect to other types of amendment or modification, the Republic may, with the consent of the holders of at least a majority in principal amount of the debt securities of a series that are outstanding, modify and amend that series of debt securities or, to the extent the modification or amendment affects that series of debt securities, the Fiscal Agency Agreement.

The Republic may at any time call a meeting of the holders of a series of debt securities to seek the holders’ approval of the modification, or amendment, or obtain a waiver, of any provision of that series of debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the Republic. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

While an event of default with respect to a series of debt securities is continuing, holders of at least 10% of the aggregate principal amount of that series of debt securities may compel the fiscal agent to call a meeting of all holders of debt securities of that series.

The persons entitled to vote a majority in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum at a meeting of the holders of the debt securities. To vote at a meeting, a person must either hold outstanding debt securities of the relevant series or be duly appointed as a proxy for a holder of the debt securities. The fiscal agent will make all rules governing the conduct of any meeting.

The Fiscal Agency Agreement and a series of debt securities may be modified or amended, without the consent of the holders of the debt securities, to:

•	add covenants of the Republic that benefit holders of the debt securities;

•	surrender any right or power given to the Republic;

•	secure the debt securities; or

•

cure any ambiguity or correct or supplement any defective provision in the Fiscal Agency Agreement or the debt securities, without materially and adversely affecting the interests of the holders of the debt securities.

Replacement of Debt Securities

If a debt security becomes mutilated, defaced, destroyed, lost or stolen, the Republic may issue, and the fiscal agent will authenticate and deliver, a substitute debt security. The Republic and the fiscal agent will require proof of any claim that a debt security was destroyed, lost or stolen.

The applicant for a substitute debt security must indemnify the Republic, the fiscal agent and any other agent for any losses they may suffer relating to the debt security that was destroyed, lost or stolen. The applicant will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen debt security.

Fiscal Agent

The Republic will appoint a fiscal agent or agents in connection with each series of the debt securities whose duties will be governed by the related Fiscal Agency Agreement. Different fiscal agents may be appointed for different series of debt securities. The Republic may maintain bank accounts and a banking relationship with each fiscal agent. Each fiscal agent is the agent of the Republic and does not act as a trustee for the holders of the debt securities.

Notices

All notices will be mailed to the registered holders of a series of debt securities. If a depositary is the registered holder of global securities, each beneficial holder must rely on the procedures of the depositary and its participants to receive notices, subject to any statutory or regulatory requirements.

If the Republic lists a series of debt securities on the Luxembourg Stock Exchange, and the rules of that exchange so require, all notices to holders of that series of debt securities will be published in a daily newspaper of general circulation in Luxembourg. The Republic expects that the Luxemburger Wort will be the newspaper. If notice cannot be published in an appropriate newspaper, notice will be considered validly given if made pursuant to the rules of the Luxembourg Stock Exchange.

Governing Law

The Fiscal Agency Agreement and the debt securities will be governed by the laws of the State of New York without regard to any principles of New York law requiring the application of the laws of another jurisdiction. Nevertheless, all matters governing the authorization, execution and delivery of the debt securities and the Fiscal Agency Agreement by the Republic will be governed by the laws of the Republic.

Further Issues of Debt Securities

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities—Further Issues of Debt Securities” for a description of the corresponding terms of Collective Action Securities.

The Republic may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of bonds (or that are the same in all respects except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities). The Republic may consolidate such additional debt securities with the outstanding debt securities to form a single series. Any further debt securities forming a single series with the outstanding debt securities of any series constituted by a Fiscal Agency Agreement shall be constituted by an agreement supplemental to such relevant Fiscal Agency Agreement.

Jurisdiction and Enforceability

The Republic is a foreign sovereign government and your ability to collect on judgments of U.S. courts against the Republic may be limited.

The Republic will irrevocably appoint the Philippine Consul General in New York, New York as its authorized agent to receive service of process in any suit based on any series of debt securities which any holder of the debt securities may bring in any state or federal court in New York City. The Republic submits to the jurisdiction of any state or federal court in New York City or any competent court in the Republic in such action. The Republic waives, to the extent permitted by law, any objection to proceedings in such courts. The Republic also waives irrevocably any immunity from jurisdiction to which it might otherwise be entitled in any suit based on any series of debt securities.

Because of its waiver of immunity, the Republic would be subject to suit in competent courts in the Republic. A judgment against the Republic in state or federal court in New York City would be recognized and enforced by the courts of the Republic in any enforcement action without re-examining the issues if:

•	such judgment was not obtained by collusion or fraud;

•	the foreign court rendering such judgment had jurisdiction over the case;

•	the Republic had proper notice of the proceedings before the foreign court; and

•	such judgment was not based upon a clear mistake of law or fact.

Notwithstanding any of the above, the Philippine Consul General is not the agent for receipt of service for suits under the U.S. federal or state securities laws, and the Republic’s waiver of immunity does not extend to those actions. In addition, the Republic does not waive immunity relating to its:

•	properties and assets used by a diplomatic or consular mission;

•	properties and assets under the control of its military authority or defense agency; and

•	properties and assets located in the Republic and dedicated to public or governmental use.

If you bring a suit against the Republic under U.S. federal or state securities laws, unless the Republic waives immunity, you would be able to obtain a United States judgment against the Republic only if a court determined that the Republic is not entitled to sovereign immunity under the United States Foreign Sovereign Immunities Act. Even if you obtained a United States judgment in any such suit, you may not be able to enforce the judgment in the Republic. Moreover, you may not be able to enforce a judgment obtained under the Foreign Sovereign Immunities Act against the Republic’s property located in the United States except under the limited circumstances specified in the act.

Glossary of Certain Defined Terms

Certain definitions used in the Fiscal Agency Agreement are set forth below. For a full explanation of all of these terms or any capitalized terms used in this section you should refer to the Fiscal Agency Agreement.

“External Indebtedness” means Indebtedness denominated or payable by its terms, or at the option of the holder, in a currency or currencies other than that of the Republic.

“External Public Indebtedness” means any External Indebtedness in the form of bonds, debentures, notes or other similar instruments or other securities which is, or is eligible to be, quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market.

“Indebtedness” means any indebtedness for money borrowed or any guarantee of indebtedness for money borrowed.

“International Monetary Assets” means all (i) gold, (ii) Special Drawing Rights, (iii) Reserve Positions in the Fund and (iv) Foreign Exchange.

“Lien” means any mortgage, deed of trust, charge, pledge, lien or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest.

“Refinanced External Public Indebtedness” means the U.S.$130,760,000 Series A Interest Reduction Bonds due 2007 issued by the Republic on December 1, 1992, the U.S.$626,616,000 Series B Interest Reduction Bonds due 2008 issued by the Republic on December 1, 1992, the U.S.$153,490,000 Series A Principal Collateralized Interest Reduction Bonds due 2018 issued by the Republic on December 1, 1992 and the U.S.$1,740,600,000 Series B Collateralized Interest Reduction Bonds due 2017 issued by the Republic on December 1, 1992.

“Special Drawing Rights,” “Reserve Positions in the Fund” and “Foreign Exchange,” have, as to the type of assets included, the meanings given to them in the IMF’s publication entitled “International Financial Statistics” or any other meaning formally adopted by the IMF from time to time.

Description of the Warrants

Each series of warrants will be issued under a warrant agreement (each, as applicable to a series of warrants, the “Warrant Agreement”) to be entered into between the Republic and a bank or trust company as warrant agent. The description below summarizes some of the provisions of warrants for the purchase of bonds that the Republic may issue from time to time and of the Warrant Agreement. Copies of the forms of warrants and the Warrant Agreement are or will be filed as exhibits to the registration statement of which this prospectus is a part. Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the warrants.

The description of the warrants that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Warrants

The prospectus supplement relating to the series of warrants will set forth:

•	the terms of the bonds purchasable upon exercise of the warrants, as described above under “Description of the Debt Securities—General Terms of the Bonds”;

•	the principal amount of bonds purchasable upon exercise of one warrant and the exercise price;

•	the procedures and conditions for the exercise of the warrants;

•	the dates on which the right to exercise the warrants begins and expires;

•	whether and under what conditions the warrants and any bonds issued with the warrants will be separately transferable;

•	whether the warrants will be issued in certificated or global form and, if in global form, information with respect to applicable depositary arrangements;

•

if issued in certificated form, whether the warrants will be issued in registered or bearer form, whether they will be exchangeable between such forms, and, if issued in registered form, where they may be transferred and registered;

•	A description of the tax consequences of an investment in warrants; and

•	other specific provisions.

The warrants will be subject to the provisions set forth under “Description of the Securities—Description of the Debt Securities,” “—Governing Law” and “—Jurisdiction and Enforceability.”

Limitations on Issuance of Bearer Debt Securities

Bearer securities will not be offered, sold or delivered in the United States or its possessions or to a United States person, except in certain circumstances permitted by U.S. Treasury Regulations. Bearer securities will initially be represented by temporary global securities (without interest coupons) deposited with a common depositary in London for the Euroclear System for credit to designated accounts. Unless otherwise indicated in the applicable prospectus supplement:

•

each temporary global security will be exchangeable for definitive bearer securities on or after the date that is 40 days after issuance only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided in United States tax regulations, provided that no bearer security will be mailed or otherwise delivered to any location in the United States in connection with the exchange; and

•

any interest payable on any portion of a temporary global security with respect to any interest payment date occurring prior to the issuance of definitive bearer securities will be paid only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided in United States tax regulations.

Bearer securities (other than temporary global debt securities) and any related coupons will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code.” The sections referred to in the legend provide that, with certain exceptions, a United States person who holds a bearer security or coupon will not be allowed to deduct any loss realized on the disposition of the bearer security, and any gain (which might otherwise be characterized as capital gain) recognized on the disposition will be treated as ordinary income.

For the purposes of this section, “United States person” means:

•	an individual citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the trust’s substantial decisions.

For the purposes of this section, “United States” means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

Ranking Provisions of the Debt Securities

In NML Capital, Ltd. v. Republic of Argentina, the U.S. Court of Appeals for the Second Circuit has ruled that the ranking clause in bonds issued by the Republic of Argentina prevents Argentina from making payments in respect of bonds Argentina issued in a restructuring unless Argentina makes pro rata payments on defaulted bonds that were not exchanged in the restructuring and which rank pari passu with the bonds issued in the restructuring. The U.S. Supreme Court has declined to hear the case in an appeal by Argentina.

An equal ranking provision similar to the provision litigated in NML Capital, Ltd. v. Republic of Argentina has been contained in securities previously issued by the Republic. The Republic has always intended that the equal ranking clause appearing in securities previously issued by the Republic would permit it to redeem or to make principal and interest payments in respect of some of its external debt without making ratable payments in respect of other external debt. However, the decision of the Second Circuit could affect that interpretation, which in turn could potentially hinder or impede debt restructurings and distressed debt management transactions by the Republic, by affecting the voting decisions of bondholders under, for example, the collective action clause contained in previously issued debt securities. Although a court interpreting the Republic’s equal ranking clause could reach a decision different from the Second Circuit in the litigation involving Argentina, the Republic cannot predict whether or in what manner the courts would resolve a dispute over this clause or how any such judgment would be applied or implemented. Further, the Republic cannot predict whether the litigation described above will affect the liquidity of the trading market for the Republic’s debt securities or the price at which the debt securities will trade in the secondary market.

COLLECTIVE ACTION SECURITIES

The Republic may designate a particular series of debt securities to be “Collective Action Securities,” the specific terms of which will be described in the prospectus supplement relating to such series of debt securities. Collective Action Securities will have the same terms and conditions as the securities described under the heading “Description of the Debt Securities” above, except that such Collective Action Securities shall contain different provisions relating to certain aspects of default, acceleration, voting on amendments, modifications, changes or waivers and further issues of debt securities as follows:

Events of Default

Each of the following constitutes an event of default with respect to any series of debt securities:

(1)	Non-Payment: the Republic does not pay principal or interest on any debt securities of such series when due and such failure continues for 30 days;

(2)

Breach of Other Obligations: the Republic fails to observe or perform any of the covenants in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered by any holder of debt securities to the Republic at the corporate trust office of the fiscal agent in New York City;

(3)	Cross Default and Cross Acceleration:

(a)

the Republic fails to make a payment of principal, premium, prepayment charge or interest when due on any External Public Indebtedness with a principal amount equal to or greater than $25,000,000 or its equivalent, and this failure continues beyond the applicable grace period; or

(b)

any External Public Indebtedness of the Republic or the central bank of the Republic in principal amount equal to or greater than $25,000,000 is accelerated, other than by optional or mandatory prepayment or redemption.

For the purposes of this event of default, the U.S. dollar equivalent for non-U.S. dollar debt will be computed using the middle spot rate for the relevant currency against the U.S. dollar as quoted by The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank, N.A.) on the date of determination;

(4)	Moratorium: the Republic declares a general moratorium on the payment of its or the central monetary authority’s External Indebtedness;

(5)	Validity:

(a)

the Republic, or any governmental body with the legal power and authority to declare such series of debt securities and the related Fiscal Agency Agreement invalid or unenforceable, challenges the validity of such series of debt securities or the related Fiscal Agency Agreement;

(b)	the Republic denies any of its obligations under such series of debt securities or the related Fiscal Agency Agreement; or

(c)

any legislative, executive or constitutional measure or final judicial decision renders any material provision of such series of debt securities or the related Fiscal Agency Agreement invalid or unenforceable or prevents or delays the performance of the Republic’s obligations under such series of debt securities or the related Fiscal Agency Agreement;

(6)

Failure of Authorizations: any legislative, executive or constitutional authorization necessary for the Republic to perform its material obligations under the series of debt securities or the related Fiscal Agency Agreement ceases to be in full force and effect or is modified in a manner materially prejudicial to the holders of the debt securities;

(7)	Control of Assets: the Republic or the central bank of the Republic does not at all times exercise full control over the Republic’s International Monetary Assets; or

(8)	IMF Membership: the Republic ceases to be a member of the IMF or loses its eligibility to use the general resources of the IMF.

The events described in paragraphs 2, 4, 5 and 6 will be events of default only if they materially prejudice the interests of holders of the debt securities.

If any of the above events of default occurs and is continuing, holders of the debt securities representing at least 25% in principal amount of the debt securities of that series then outstanding may declare all of the debt securities of the series to be due and payable immediately by written notice to the Republic and the fiscal agent. The holders of more than 50% of the aggregate principal amount of the outstanding debt securities of the affected series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Investors should note that:

•

despite the procedure described above, no debt securities may be declared due and payable if the Republic cures the applicable event of default before it receives the written notice from the holders of the debt securities;

•	the Republic is not required to provide periodic evidence of the absence of defaults; and

•

the Fiscal Agency Agreement does not require the Republic to notify holders of the debt securities of an event of default or grant any holder of the debt securities a right to examine the bond register.

Modifications and Amendments; Bondholders’ Meetings

The Republic may call a meeting of holders of debt securities of any series at any time. The Republic will determine the time and place of the meeting and will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, the Republic or the fiscal agent will call a meeting of holders of debt securities of any series if the holders of at least 10% in principal amount of all debt securities of the series then outstanding have delivered a written request to the Republic or the fiscal agent (with a copy to the Republic) setting out the purpose of the meeting. Within 10 days of receipt of such written request or copy thereof, the Republic will notify the fiscal agent and the fiscal agent will notify the holders of the time, place and purpose of the meeting, to take place not less than 30 and not more than 60 days after the date on which such notification is given.

Only holders of debt securities of the relevant series and their proxies are entitled to vote at a meeting. The Republic will set the procedures governing the conduct of the meeting and if additional procedures are required, the Republic will establish such procedures as are customary in the market.

Modifications may also be approved by holders of debt securities pursuant to written action with the consent of the requisite percentage of debt securities of the relevant series. The fiscal agent will solicit the consent of the relevant holders to the modification not less than 10 and not more than 30 days before the expiration date for the receipt of such consents as specified by the fiscal agent.

The holders of a series of debt securities may generally approve any proposal by the Republic to modify or take action with respect to the Fiscal Agency Agreement or the terms of the debt securities of that series with the affirmative vote (if approved at a meeting of the holders) or consent (if approved by written action) of holders of more than 50% of the outstanding principal amount of the debt securities of that series.

Holders of any series of debt securities issued under the Fiscal Agency Agreement may approve, by vote or consent through one of three modification methods described below, any modification, amendment, supplement or waiver proposed by the Republic that would do any of the following (such subjects referred to as “reserve matters”) with respect to such series of debt securities:

•	change the date on which any amount is payable;

•	reduce the principal amount (other than in accordance with the express terms of the debt securities and the Fiscal Agency Agreement);

•	reduce the interest rate;

•	change the method used to calculate any amount payable (other than in accordance with the express terms of the debt securities and the Fiscal Agency Agreement);

•	change the currency or place of payment of any amount payable;

•	modify the Republic’s obligation to make any other payments (including any redemption price therefor);

•	change the identity of the obligor;

•	change the definition of “outstanding” or the percentage of affirmative votes or written consents, as the case may be, required to make a reserve matter modification;

•	change the definition of “Uniformly Applicable,” “reserve matter” or “reserve matter modification;”

•

authorize the fiscal agent, on behalf of all holders of the debt securities, to exchange or substitute all the debt securities for, or convert all the debt securities into, other obligations or securities of the Republic or any other person; or

•	change the legal ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms of such debt securities.

A change to a reserve matter, including the payment terms of the debt securities of any series, can be made without the holder’s consent, as long as the change is approved, pursuant to one of the three following modification methods, by vote or consent by:

•	in the case of a proposed modification to a single series of debt securities, the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of that series;

•

where such proposed modification would affect the outstanding debt securities of any two or more series issued under the Fiscal Agency Agreement, the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, if certain Uniformly Applicable requirements are met; or

•

where such proposed modification would affect the outstanding debt securities of any two or more series issued under the Fiscal Agency Agreement, whether or not the Uniformly Applicable requirements are met, the holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and the holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the modification, taken individually.

Any modification consented to or approved by the holders of debt securities pursuant to the above provisions will be conclusive and binding on all holders of the relevant series of debt securities or all holders of all series of debt securities affected by a cross-series modification, as the case may be, whether or not they have given such consent or approval, and on all future holders of those debt securities whether or not notation of such modification is made upon the debt securities. Any instrument given by or on behalf of any holder of a debt security in connection with any consent to or approval of any such modification will be conclusive and binding on all subsequent holders of that debt security.

For so long as any series of Existing Securities are outstanding, if the Republic certifies to the fiscal agent and to the fiscal agent under the Existing Fiscal Agency Agreement that a cross-series modification is being sought simultaneously with an Existing Fiscal Agency Agreement Reserve Matter Modification, the Existing Securities affected by such Existing Fiscal Agency Agreement Reserve Matter Modification shall be treated as “series affected by that proposed modification” as that phrase is used in the Fiscal Agency Agreement with respect to both cross-series modifications with single aggregated voting and cross-series modifications with two-tier voting; provided, that if the Republic seeks a cross-series modification with single aggregated voting, in determining whether such modification will be considered Uniformly Applicable, the holders of any series of Existing Securities affected by the Existing Fiscal Agency Agreement Reserve Matter Modification shall be deemed “holders of securities of all series affected by that modification,” for the purpose of the Uniformly Applicable definition. It is the intention that in the circumstances described in respect of any cross-series modification, the votes of the holders of the affected Existing Securities be counted for purposes of the voting thresholds specified in the Fiscal Agency Agreement for the applicable cross-series modification as though those Existing Securities had been affected by that cross-series modification although the effectiveness of any modification, as it relates to the Existing Securities, shall be governed exclusively by the terms and conditions of those Existing Securities and by the Existing Fiscal Agency Agreement; provided, however, that no such modification as to the affected Existing Securities will be effective unless such modification shall have also been adopted by the holders of the Existing Securities pursuant to the amendment and modification provisions of such Existing Securities.

The Republic may select, in its discretion, any modification method for a reserve matter modification in accordance with the Fiscal Agency Agreement and to designate which series of debt securities will be included for approval in the aggregate of modifications affecting two or more series of debt securities. Any selection of a modification method or designation of series to be included will be final for the purpose of that vote or consent solicitation.

“Uniformly Applicable” as referred to above, means a modification by which holders of debt securities of any series affected by that modification are invited to exchange, convert or substitute their debt securities on the same terms for (x) the same new instruments or other consideration or (y) new instruments or other consideration from an identical menu of instruments or other consideration. It is understood that a modification will not be considered to be uniformly applicable if each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification (or, where a menu of instruments or other consideration is offered, each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification electing the same option under such menu of instruments).

As used in the preceding paragraphs:

“Existing Securities” means any of the 1999 Securities, 2004 Securities and 2006 Securities, as applicable.

“Existing Fiscal Agency Agreement” means any of the 1999 Fiscal Agency Agreement, 2004 Fiscal Agency Agreement and 2006 Fiscal Agency Agreement, as applicable.

“Existing Fiscal Agency Agreement Reserve Matter Modification” means any modification to the terms and conditions of one or more series of the Existing Securities pursuant to Section 12 of the 1999 Fiscal Agency Agreement, Section 19 of the 2004 Fiscal Agency Agreement or Section 19 of the 2006 Fiscal Agency Agreement, as applicable.

“1999 Securities” means Securities authenticated and delivered under the 1999 Fiscal Agency Agreement.

“2004 Securities” means Securities authenticated and delivered under the 2004 Fiscal Agency Agreement.

“2006 Securities” means Securities authenticated and delivered under the 2006 Fiscal Agency Agreement.

“1999 Fiscal Agency Agreement” means the Fiscal Agency Agreement dated as of October 4, 1999 between the Republic of the Philippines, as issuer, and the fiscal agent named therein.

“2004 Fiscal Agency Agreement” means the Fiscal Agency Agreement dated as of October 4, 1999 between the Republic of the Philippines, as issuer, and the fiscal agent named therein, as amended by Supplement No. 1 to the Fiscal Agency Agreement dated as of February 26, 2004.

“2006 Fiscal Agency Agreement” means the Fiscal Agency Agreement dated as of October 4, 1999 between the Republic of the Philippines, as issuer, and the fiscal agent named therein, as amended by Supplement No. 1 to the Fiscal Agency Agreement dated as of February 26, 2004 and Supplement No. 2 to the Fiscal Agency Agreement dated as of January 11, 2006.

Before soliciting any consent or vote of any holder of debt securities for any change to a reserve matter, the Republic will provide the following information to the fiscal agent for distribution to the holders of debt securities of any series that would be affected by the proposed modification:

•

a description of the Republic’s economic and financial circumstances that are in the Republic’s opinion, relevant to the request for the proposed modification, a description of the Republic’s existing debts and a description of its broad policy reform program and provisional macroeconomic outlook;

•

if the Republic shall at the time have entered into an arrangement for financial assistance with multilateral and/or other major creditors or creditor groups and/or an agreement with any such creditors regarding debt relief, (x) a description of any such arrangement or agreement and (y) where permitted under the information disclosure policies of the multilateral or other creditors, as applicable, a copy of the arrangement or agreement;

•

a description of the Republic’s proposed treatment of external debt instruments that are not affected by the proposed modification and its intentions with respect to any other major creditor groups; and

•	if the Republic is then seeking any reserve matter modification affecting any other series of debt securities, a description of that proposed modification.

Other Amendments

The Republic and the fiscal agent may, without the vote or consent of any holder of debt securities of any series, amend the Fiscal Agency Agreement (as it refers to such series) or such debt securities for the purpose of:

•	adding to the Republic’s covenants for the benefit of the holders of the debt securities of that series;

•	surrendering any of the Republic’s rights or powers with respect to the debt securities of that series;

•	securing the debt securities of that series;

•	curing any ambiguity or curing, correcting or supplementing any defective provision in the debt securities of that series or the Fiscal Agency Agreement;

•

amending the debt securities of that series or the Fiscal Agency Agreement in any manner that the Republic may determine and that does not materially adversely affect the interests of any holders of the debt securities of that series; or

•	correcting in the opinion of the Republic, a manifest error of a formal, minor or technical nature.

For purposes of determining whether the required percentage of holders of the debt securities of a series has approved any amendment, modification or change to, or waiver of, the debt securities or the Fiscal Agency Agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of that series, debt securities owned, directly or indirectly, by the Republic or any public sector instrumentality of the Republic will be disregarded and deemed not to be outstanding. As used in this paragraph, “public sector instrumentality” means Bangko Sentral, any department, ministry or agency of the Republic or any corporation, trust, financial institution or other entity owned or controlled by the Republic or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Further Issues of Debt Securities

The Republic may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of bonds (or that are the same in all respects except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities) provided, however, that unless such additional debt securities are issued under a separate CUSIP, ISIN or other identification number, such additional debt securities are issued either (i) pursuant to a “qualified reopening” for U.S. federal income tax purposes of the original series of debt securities, (ii) with less than a de minimis amount of original issue discount or (iii) otherwise as part of the same “issue” for U.S. federal income tax purposes as the original series of debt securities. The Republic may consolidate such additional debt securities with the outstanding debt securities to form a single series. Any further debt securities forming a single series with the outstanding debt securities of any series constituted by a Fiscal Agency Agreement shall be constituted by a supplement to such relevant Fiscal Agency Agreement.

TAXATION

The following discussion summarizes certain Philippine and U.S. federal income tax considerations that may be relevant to you if you invest in debt securities of the Republic. This summary is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisor about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Philippine Taxation

The following is a summary of certain Philippine tax consequences that may be relevant to non-Philippine holders of the debt securities in connection with the holding and disposition of the debt securities. The Republic uses the term “non-Philippine holders” to refer to (i) non-residents of the Philippines who are neither citizens of the Philippines nor are engaged in trade or business within the Philippines or (ii) non-Philippine corporations not engaged in trade or business in the Philippines.

This summary is based on Philippine laws, rules, and regulations in effect as of the date of this prospectus, all of which are subject to change and may apply retroactively. It is not intended to constitute a complete analysis of the tax consequences under Philippine law of the receipt, ownership, or disposition of the debt securities, in each case by non-Philippine holders, nor to describe any of the tax consequences that may be applicable to citizens or residents of the Republic.

If you are not a non-Philippine holder, you should consult your tax advisor about the consequences of holding these debt securities.

Effect of Holding Global Bonds

Payments by the Republic of principal of and interest on the debt securities to a non-Philippine holder will not subject such non-Philippine holder to taxation in the Philippines by reason solely of the holding of the debt securities or the receipt of principal or interest in respect thereof.

Taxation of Interest on the Global Bonds

When the Republic makes payments of principal and interest to you, as a non-Philippine holder of the debt securities, no amount will be withheld from such payments for, or on account of, any taxes of any kind imposed, levied, withheld or assessed by the Philippines or any political subdivision or taxing authority thereof or therein.

Taxation of Capital Gains

Non-Philippine holders of the debt security will not be subject to Philippine income or withholding tax in connection with the sale, exchange, or retirement of a debt security if such sale, exchange or retirement is made outside the Philippines or an exemption is available under an applicable tax treaty in force between the Philippines and the country of domicile of the non-Philippine holder. If the debt securities have a maturity of more than five years from the date of issuance, any gains realized by a holder of the debt security will not, under the Philippine Tax Code, be subject to Philippine income tax.

Documentary Stamp Taxes

No documentary stamp tax is imposed upon the transfer of the debt securities. A documentary stamp tax at the rate of ₱1.50 for every ₱200.00 of the issue value of the debt securities is payable upon the issuance of the debt securities and will be for the account of the Republic.

Estate and Donor’s Taxes

The transfer of a debt security by way of succession upon the death of a non-Philippine holder will be subject to Philippine estate tax at a fixed rate of 6% based on the value of the net estate.

The transfer of a debt security by gift to an individual who is related or unrelated to the non-Philippine holder will generally be subject to a Philippine donor’s tax at a fixed rate of 6% based on the total gifts in excess of ₱250,000 during the relevant calendar year.

The foregoing apply even if the holder is a non-Philippine holder. However, the Republic will not collect estate and donor’s taxes on the transfer of the debt securities by gift or succession if the deceased at the time of death, or the donor at the time of donation, was a citizen and resident of a foreign country that provides certain reciprocal rights to citizens of the Philippines (a “Reciprocating Jurisdiction”). For these purposes, a Reciprocating Jurisdiction is a foreign country which at the time of death or donation (i) did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country or (ii) allowed a similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

United States Tax Considerations

The following discussion summarizes material U.S. federal income tax consequences that may be relevant to you if you invest in debt securities. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, published rulings, administrative pronouncements, and court decisions, all as of the date of this prospectus and all subject to change, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary deals only with beneficial owners of debt securities that will hold debt securities as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of debt securities by particular investors (including consequences under the alternative minimum tax or net investment income tax), and does not address state, local, U.S. estate and gift, non-U.S. or other tax laws. It also does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules (such as a financial institution, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, a person that will hold debt securities in an individual retirement account or other tax deferred account, as a hedge against currency risk or as a position in a “straddle” or conversion transaction, a tax exempt organization, a U.S. holder (as defined below) that is required to take certain amounts into income no later than the time such amounts are reflected on an applicable financial statement, a person that has ceased to be a U.S. citizen or lawful permanent resident of the United States, an investor holding the debt securities in connection with a trade or business conducted outside of the United States, a U.S. citizen or lawful permanent resident living abroad or a U.S. holder whose “functional currency” is not the U.S. dollar).

You will be a U.S. holder if you are, for U.S. income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to execute primary supervision over its administration and one or more U.S. persons have the authority to control all the substantial decisions of such trust. Notwithstanding the preceding sentence, to the extent provided in U.S. Treasury Regulations, certain trusts in existence on August 20, 1996, treated as United States persons prior to such date, and that have a valid election in effect to be treated as a United States person, shall also be considered U.S. holders.

A “non-U.S. holder” is any person other than an entity treated as a partnership for U.S. federal income tax purposes that is not a U.S. holder.

If you are a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds debt securities, the tax consequences of an investment in debt securities will generally depend on the status of the partners and the activities of the partnership. Prospective purchasers that are entities or arrangements treated as partnerships for U.S. federal income tax purposes should consult their tax advisors concerning the U.S. federal income tax consequences to them and their partners of the acquisition, ownership and disposition of debt securities by the partnership.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of ownership and disposition of debt securities, as well as the consequences to you arising under state and local tax laws, U.S. estate and gift tax laws, and the laws of any other taxing jurisdiction, and possible changes in tax law.

Bearer debt securities are not being offered to U.S. holders. A U.S. holder who owns a bearer debt security will be subject to limitations under U.S. federal income tax laws, including the limitations provided in sections 165(j) and 1287(a) of the Code.

United States Holders

Payments or Accruals of Interest

Payments or accruals of “qualified stated interest” (as defined below) and additional amounts on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts (in accordance with your regular method of tax accounting). If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security in a currency other than U.S. dollars (a “foreign currency”), the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment regardless of whether you convert the payment into U.S. dollars. If you are an accrual basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period (or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within each taxable year). Alternatively, an accrual basis U.S. holder may elect to translate all interest income on foreign currency denominated debt securities at the spot rate of exchange on the last day of the accrual period (or the last day of the accrual period in each taxable year, in the case of an accrual period that spans more than one taxable year), or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election, you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service (the “IRS”). If you use the accrual method of accounting for tax purposes, you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income regardless of whether the payment is in fact converted into U.S. dollars. This foreign currency gain or loss will be treated as U.S. source ordinary income or loss but generally will not be treated as an adjustment to interest income received on the debt security.

Payments of interest on the debt securities and original issue discount (as defined below), if any, accrued with respect to the debt securities will be treated as non-U.S. source income for the purposes of calculating a U.S. holder’s foreign tax credit limitation. The limitation on non-U.S. taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. The rules relating to foreign tax credits and the timing thereof are complex. You should consult your own tax advisors regarding the availability of a foreign tax credit under your particular situation.

Sale, Exchange or Retirement of Debt Securities

You will generally recognize gain or loss on the sale, exchange or retirement of debt securities equal to the difference between the amount realized on the sale, exchange or retirement (less any accrued but unpaid interest not previously included in income, which will be subject to tax in the manner described above under “Payments or Accruals of Interest”) and the adjusted tax basis of the debt securities. Your adjusted tax basis in a debt security generally will equal the cost of the debt security to you increased by any amounts that you are required to include in income under the rules governing original issue discount and market discount and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below. If you purchase a debt security that is denominated in a foreign currency, the cost to you (and therefore, generally, your initial tax basis) will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at (i) the exchange rate in effect on the date of purchase or (ii) if the foreign currency debt security is traded on an established securities market and you are a cash basis taxpayer, or if you are an accrual basis taxpayer that so elects, the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a debt security in respect of foreign currency denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a debt security, you generally will not have any taxable gain or loss as a result of the conversion or purchase.

If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the retirement of a debt security, the amount you will realize for U.S. federal income tax purposes generally will be the U.S. dollar value of the foreign currency that you receive calculated at (i) the exchange rate in effect on the date the foreign currency debt security is disposed of or retired or (ii) if you dispose of a foreign currency debt security that is traded on an established securities market and you are a cash basis U.S. holder, or if you are an accrual basis holder that so elects, the spot rate of exchange on the settlement date of the sale, exchange or retirement.

The election available to accrual basis taxpayers in respect of the purchase and sale of foreign currency debt securities traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Except as discussed below with respect to market discount, short-term debt securities and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be capital gain or loss, and will be long-term capital gain or loss if you have held the debt security for more than one year. The Code provides preferential treatment under certain circumstances for net long-term capital gains recognized by non-corporate investors. Capital gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The ability of U.S. holders to offset capital losses against income is limited.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency debt security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the debt security. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the debt security.

Original Issue Discount

If the Republic issues debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one per cent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of full years to their maturity, the debt securities will be “OID debt securities.” The difference between the issue price and the stated redemption price at maturity of OID debt securities is the “original issue discount” or “OID” on OID debt securities. The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities is sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers or similar persons). The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by the Republic) at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more variable rates. A debt security that provides for the payment of amounts other than qualified stated interest before maturity (an “installment obligation”) will be treated as an OID debt security if the excess of its stated redemption price at maturity over its issue price is equal to or greater than 0.25% of its stated redemption price at maturity multiplied by the weighted average maturity of the debt security. The weighted average maturity is the sum of the following amounts determined for each payment on a debt security (other than a payment of qualified stated interest): (i) the number of complete years from the issue date until the payment is made multiplied by (ii) a fraction, the numerator of which is the amount of the payment and the denominator of which is the debt security’s stated redemption price at maturity.

If you invest in OID debt securities you generally will be subject to the special tax accounting rules for OID obligations provided by the Code and U.S. Treasury Regulations promulgated thereunder. You should be aware that, as described in greater detail below, if you invest in an OID debt security you generally will be required to include OID in your gross income as ordinary income for U.S. federal income tax purposes as it accrues, although you may not yet have received the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an OID debt security with a maturity greater than one year, you will be required to include in your gross income the sum of the “daily portions” of OID on that debt security for all days during the taxable year that you own the debt security. The daily portions of OID on an OID debt security are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that period. Accrual periods may be any length and may vary in length over the term of an OID debt security, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of OID on an OID debt security allocable to each accrual period is determined by:

(i)

multiplying the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity of the debt security and the denominator of which is the number of accrual periods in a year; and

(ii)	subtracting from that product the amount (if any) of qualified stated interest payments allocable to that accrual period.

An OID debt security that is a floating rate debt security will be subject to special rules. Generally, if a floating rate debt security qualifies as a “variable rate debt instrument” (as defined in applicable U.S. Treasury Regulations), then (i) all stated interest with respect to such floating rate debt security will be qualified stated interest and hence included in a U.S. holder’s income in accordance with such U.S. holder’s normal method of accounting for U.S. federal income tax purposes, and (ii) the amount of OID, if any, will be determined under the general OID rules (as described above) by assuming that the variable rate is a fixed rate equal, in general, to the value of the floating rate as of the issue date.

If a floating rate debt security does not qualify as a “variable rate debt instrument,” such floating rate debt security will be classified as a contingent payment debt instrument and will be subject to special rules for calculating the accrual of stated interest and original issue discount.

Any special considerations with respect to the tax consequences of holding a floating rate debt security will be provided in the applicable prospectus supplement.

The “adjusted issue price” of an OID debt security at the beginning of any accrual period will generally be the sum of the debt security’s issue price and the amount of OID previously includable in the gross income of the holder, reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an OID debt security, other than qualified stated interest, generally will be viewed first as payments of previously accrued OID (to the extent of the previously accrued discount), with payments considered made from the earliest accrual periods first, and then as a payment of principal. The “annual yield to maturity” of a debt security is the discount rate (appropriately adjusted to reflect the length of accrual periods) that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant yield” method of including OID income, you will generally be required to include in your gross income increasingly greater amounts of OID over the life of an OID debt security.

You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. This election will generally apply only to the debt security with respect to which it is made and may not be revoked without the consent of the IRS. For debt securities purchased at a premium or bearing market discount in your hands, if you make this election you will also be deemed to have made the election (discussed below under the caption “Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant yield basis and such election would apply to all debt instruments with market discount acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies. U.S. holders should consult their tax advisors concerning the propriety and consequences of this election.

In the case of an OID debt security that is also a foreign currency debt security, you should determine the U.S. dollar amount includable as OID for each accrual period by (i) calculating the amount of OID allocable to each accrual period in the foreign currency using the constant yield method, and (ii) translating the foreign currency amount so determined at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within each taxable year). Alternatively, you may translate the foreign currency amount so determined at the spot rate of exchange on the last day of the accrual period (or the last day of the accrual period in each taxable year, in the case of an accrual period that spans more than one taxable year) or at the spot rate of exchange on the date of receipt of an amount attributable to OID previously accrued during the accrual period, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under the caption “Payments or Accruals of Interest” above. Because exchange rates may fluctuate, if you are the holder of an OID debt security that is also a foreign currency debt security you may recognize a different amount of OID income in each accrual period than would be the case if you were the holder of an otherwise similar OID debt security denominated in U.S. dollars. Upon the receipt of an amount attributable to OID (whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the OID debt security), you may recognize ordinary income or loss measured by the difference between the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the OID debt security, as the case may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

If you purchase an OID debt security outside of the initial offering at a cost less than its “remaining redemption amount” or if you purchase an OID debt security in the initial offering at a price other than the debt security’s issue price, you will also generally be required to include in gross income the daily portions of OID, calculated as described above. However, if you acquire an OID debt security at a price (i) less than or equal to the remaining redemption amount but (ii) greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions to reflect the premium paid over the adjusted issue price. (As discussed under “Premium and Market Discount” below, if you purchase an OID debt security at a price greater than its remaining redemption amount, the OID rules described in this section will not apply.) The “remaining redemption amount” for an OID debt security is the total of all future payments to be made on the debt security other than qualified stated interest.

Certain of the OID debt securities may be redeemed prior to maturity, either at the option of the Republic or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the pricing supplement. OID debt securities containing these features may be subject to rules that differ from the general rules discussed above. If you purchase OID debt securities with these features, you should carefully examine the pricing supplement and consult your tax advisor about their treatment since the tax consequences of OID will depend, in part, on the particular terms and features of the debt securities.

OID accrued with respect to an OID debt security will be treated as non-U.S. source income for the purposes of calculating a U.S. holder’s foreign tax credit limitation. The limitation on non-U.S. taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. The rules relating to foreign tax credits and the timing thereof are complex. You should consult your own tax advisor regarding the availability of a foreign tax credit under your particular situation.

Short-Term Debt Securities

Special rules may apply to a debt security with a maturity of one year or less (“a short-term debt security”). If you are an accrual basis holder, you will be required to accrue OID on the short-term debt security on either a straight-line basis or, at the election of the holder, under a constant yield method (based on daily compounding). No interest payments on a short-term debt security will be qualified stated interest. Consequently, such interest payments are included in the short-term debt security’s stated redemption price at maturity. Since the amount of OID is calculated in the same manner as described above under “Original Issue Discount,” such interest payments may give rise to OID (or acquisition discount, as defined below) even if the short-term debt securities are not actually issued at a discount. If you are a cash basis holder and do not elect to include OID in income as it accrues, you will not be required to include OID in income until you actually receive payments on the debt security. However, you will be required to treat any gain upon the sale, exchange or retirement of the debt security as ordinary income to the extent of the accrued OID on the debt security that you have not yet taken into income at the time of the sale. Also, if you borrow money (or do not repay outstanding debt) to acquire or hold the debt security, you may not be allowed to deduct interest on the borrowing that corresponds to accrued OID on the debt security until you include the OID in your income.

Alternatively, regardless of whether you are a cash basis or accrual basis holder, you can elect to accrue any “acquisition discount” with respect to the short-term debt security on a current basis. Acquisition discount is the excess of the stated redemption price at maturity of the debt security over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method (based on daily compounding). If you elect to accrue acquisition discount, the OID rules will not apply. U.S. holders should consult their own tax advisors as to the application of these rules.

As described above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus is a short-term debt security. If you purchase a debt security, you should carefully examine the pricing supplement and consult your tax advisor about these features.

Premium and Market Discount

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the IRS. If you elect to amortize the premium you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. In the case of premium on a foreign currency debt security, you should calculate the amortization of the premium in the foreign currency. Amortization deductions attributable to a period reduce interest payments (or OID) in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for those interest payments (or OID). Exchange gain or loss will be realized with respect to amortized premium on a foreign currency debt security based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments (or OID) on the debt security and the exchange rate on the date when the holder acquired the debt security. For a U.S. holder that does not elect to amortize premium, the amount of premium will be included in your tax basis when the debt security matures or is disposed of. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

A debt security other than a short-term debt security will be treated as purchased at a market discount (a “market discount debt security”) if the debt security’s stated redemption price at maturity or, in the case of an OID debt security, the debt security’s “revised issue price,” exceeds the amount for which the U.S. holder purchased the debt security by at least one-fourth of one per cent (0.25%) of such debt security’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years from the date acquired by the U.S. holder to the debt security’s maturity. For these purposes, the “revised issue price” of a debt security generally equals its issue price, increased by the amount of any OID that has accrued on the debt security and reduced by the amount of any payments previously made that were not qualified stated interest.

Any gain recognized on the sale or retirement of a market discount debt security will be treated as ordinary income to the extent of the accrued market discount on such debt security. Alternatively, a U.S. holder of a market discount debt security may avoid such treatment by electing to include market discount in income currently over the life of the debt security. Such an election shall apply to all debt instruments with market discount acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the IRS.

Market discount on a market discount debt security will accrue on a straight-line basis unless the U.S. holder elects to accrue such market discount on a constant yield method. Such an election shall apply only to the debt security with respect to which it is made and may not be revoked. A U.S. holder of a market discount debt security that does not elect to include market discount in income currently may be required to defer deductions for interest on borrowings incurred to purchase or carry a market discount debt security. Such interest is deductible when paid or incurred to the extent of income from the debt security for the year. If the interest expense exceeds such income, such excess is currently deductible only to the extent that such excess exceeds the portion of the market discount allocable to the days during the taxable year on which such debt security was held by the U.S. Holder. Any accrued market discount on a foreign currency debt security that is currently includable in income will generally be translated into U.S. dollars at the average rate for the accrual period (or portion thereof within the holder’s taxable year). Upon the receipt of an amount attributable to accrued market discount, the U.S. Holder may recognize U.S. source exchange gain or loss (which will be taxable as ordinary income or loss) determined in the same manner as for accrued interest or OID. A U.S. Holder that does not elect to include market discount in income currently will recognize, upon the sale or retirement of the debt securities, the U.S. dollar value of the amount accrued, calculated at the spot rate on that date, and no part of this accrued market discount will be treated as exchange gain or loss.

Disposition of Foreign Currency

Foreign currency received as interest on a debt security or on the sale or retirement of a debt security will have a tax basis equal to its U.S. dollar value at the time the foreign currency is received. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of the foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase debt securities or upon exchange for U.S. dollars) will be U.S. source ordinary income or loss.

Indexed Debt Securities and Other Debt Securities Providing for Contingent Payments

Special rules govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. In addition, special rules may apply to floating rate debt securities if the interest payable on the debt securities is based on more than one interest rate index. We will provide a detailed description of the tax considerations relevant to U.S. holders of any debt securities that are subject to the special rules discussed in this paragraph in the relevant prospectus supplement.

Non-U.S. Holders

The following summary applies to you if you are a non-U.S. holder, as defined above.

Subject to the discussion below under the caption “Information Reporting and Backup Withholding,” the interest income that you derive in respect of the debt securities generally will be exempt from U.S. federal income taxes, including U.S. withholding tax on payments of interest (including OID) unless such income is effectively connected with the conduct of a trade or business within the United States. Further, any gain you realize on a sale or exchange of debt securities generally will be exempt from U.S. federal income tax, including U.S. withholding tax, unless:

•	your gain is effectively connected with the conduct of a trade or business within the United States; or

•

you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a tax home in the United States.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to certain payments of principal, interest and accruals of OID made within the United States on a debt security. “Backup withholding” may apply to such payments or proceeds if the beneficial owner fails to provide a correct taxpayer identification number or fails to otherwise comply with the applicable backup withholding rules. Certain persons (including, among others, corporations) and non-U.S. holders which provide an appropriate certification or otherwise qualify for exemption are not subject to the backup withholding and information reporting requirements.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from a payment made to a U.S. holder generally may be claimed as a credit against such holder’s U.S. federal income tax liability provided the appropriate information is furnished to the IRS.

U.S. holders should consult their tax advisors about these rules and any other reporting obligations that may apply to the ownership or disposition of debt securities, including requirements related to the holding of certain foreign financial assets.

Reportable Transactions

A U.S. taxpayer that participates in a “reportable transaction” will be required to disclose its participation to the IRS. Under the relevant rules, if the debt securities are denominated in a foreign currency, a U.S. holder may be required to treat a foreign currency exchange loss from the debt securities as a reportable transaction if this loss exceeds the relevant threshold in the regulations ($50,000 in a single taxable year, if the U.S. holder is an individual or trust, or higher amounts for other non-individual U.S. holders), and to disclose its investment by filing Form 8886 with the IRS. A penalty in the amount of $10,000 in the case of a natural person and $50,000 in all other cases is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. Prospective purchasers are urged to consult their tax advisors regarding the application of these rules.

PLAN OF DISTRIBUTION

The Republic may sell the debt securities or warrants in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

The prospectus supplement relating to a particular series of debt securities or warrants will set out:

•	the names of any underwriters or agents;

•	the purchase price of the securities;

•	the proceeds to the Republic from the sale;

•	any underwriting discounts and other compensation;

•	the initial public offering price;

•	any discounts or concessions allowed, reallowed or paid to dealers; and

•	any securities exchanges on which the securities will be listed.

Any underwriter involved in the sale of securities will acquire the securities for its own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The securities may be offered to the public either by underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless the prospectus supplement states otherwise, the underwriters will benefit from certain conditions that must be satisfied before they are obligated to purchase such securities and they will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. The underwriters or certain of their affiliates may purchase securities and be allocated securities for asset management and/or proprietary purposes but not with a view to distribution.

If the Republic sells debt securities or warrants through agents, the prospectus supplement will identify the agent and indicate any commissions payable by the Republic. Unless the prospectus supplement states otherwise, all agents will act on a best efforts basis.

The Republic may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from the Republic at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts. The prospectus supplement will set out the conditions of the delayed delivery contracts and the commission receivable by the agents, underwriters or dealers for soliciting the contracts.

The Republic may offer securities as full, partial or alternative consideration for the purchase of other securities of the Republic, either in connection with a publicly announced tender, exchange or other offer for such securities or in privately negotiated transactions. The offer may be in addition to or in lieu of sales of securities directly or through underwriters or agents.

Agents and underwriters may be entitled to indemnification by the Republic against certain liabilities, including liabilities under the Securities Act of 1933, or to contribution from the Republic with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for, the Republic in the ordinary course of business.

In compliance with Financial Industry Regulatory Authority guidelines, the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to the prospectus and applicable prospectus supplements will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

Unless otherwise specified in the applicable prospectus supplement, if the Republic offers and sells securities outside the United States, each underwriter or dealer will acknowledge that:

•	the securities offered have not been and will not be registered under the Securities Act of 1933; and

•

the securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933. Each participating underwriter or dealer will agree that it has not offered or sold, and will not offer or sell, any debt securities constituting part of its allotment in the United States except in accordance with Rule 903 of Regulation S under the Securities Act of 1933. Accordingly, each underwriter or dealer will agree that neither the underwriter nor dealer nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the securities.

VALIDITY OF THE SECURITIES

The Secretary of the Department of Justice of the Republic will provide an opinion on behalf of the Republic as to the validity of the securities under Philippine law. Linklaters Singapore Pte. Ltd., United States counsel for the Republic, will provide an opinion on behalf of the Republic as to the validity of the securities under U.S. and New York State law. U.S. and Philippine counsel named in the applicable prospectus supplement will provide an opinion as to certain legal matters on behalf of the underwriters named in the applicable prospectus supplement.

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

The authorized agent of the Republic in the United States is Elmer G. Cato, Consul General, Philippine Consulate General, 556 Fifth Avenue, New York, New York 10036-5095.

EXPERTS; OFFICIAL STATEMENTS AND DOCUMENTS

Information contained herein that is identified as being derived from a publication of the Republic or one of its agencies or instrumentalities is included herein on the authority of such publication as an official public document of the Republic. All other information contained herein is included as an official public statement made on the authority of Rosalia V. De Leon, the Treasurer of the Philippines and Mark Dennis Y.C. Joven, Undersecretary of the Department of Finance.

FURTHER INFORMATION

The Republic has filed a registration statement for the securities with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information described in the registration statement. For further information, you should refer to the registration statement.

The Republic is not subject to the informational requirements of the Securities Exchange Act of 1934. The Republic commenced filing annual reports on Form 18-K with the SEC on a voluntary basis beginning with its fiscal year ended December 31, 2016. These reports include certain financial, statistical and other information concerning the Republic. The Republic may also file amendments on Form 18-K/A to its annual reports for the purpose of filing with the SEC exhibits which have not been included in the registration statement to which this prospectus and any prospectus supplements relate. When filed, these exhibits will be incorporated by reference into this registration statement.

You can request copies of the registration statement, including its various exhibits, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C. or over the Internet at www.sec.gov.

SEC Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information.

The SEC allows the Republic to incorporate by reference some information that the Republic files with the SEC. Incorporated documents are considered part of this prospectus. The Republic can disclose important information to you by referring you to those documents. The following documents, which the Republic has filed or will file with the SEC, are considered part of and incorporated by reference in this prospectus, any accompanying prospectus supplement and any accompanying pricing supplement:

•	the Republic’s annual report on Form 18-K for the year ended December 31, 2021 filed with the SEC on September 9, 2022 (the “2021 Annual Report”);

•	Amendment Nos. 1, 2 and 3 filed on Form 18-K/A on October 5, 2022, October 13, 2022 and November 4, 2022, to the 2021 Annual Report; and

•	each subsequent annual report on Form 18-K and any amendment on Form 18-K/A filed on or after the date of this prospectus and before all of the debt securities and warrants are sold.

Later information that the Republic files with the SEC will update and supersede earlier information that it has filed.

PART II

(as required by Items (11), (13) and (14) of Schedule B of the Securities Act of 1933)

Item 11. Estimated Expenses

It is estimated that the expenses in connection with the sale of the debt securities hereunder, exclusive of compensation payable to underwriters and agents, will be as follows:

	($)
SEC Registration Fee	771,400	(1)
Printing Costs(1)	40,000
Legal Fees and Expenses(1)	100,000
Fiscal Agent Fees and Expenses(1)	40,000
Miscellaneous(1)	700,000

Total	1,651,400

Note:

(1)	Estimate

Undertakings

The undersigned Registrant hereby undertakes:

(1)

to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Act”);

(i)

to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(ii)

to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

(2)

that, for the purpose of determining any liability under the Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(5)

For purposes of determining any liability under the Act, each filing of the Registrant’s annual report on Form 18-K or amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Contents

This Registration Statement consists of:

1.	Facing sheet.

2.	The Cross Reference Sheet between Schedule B of the Securities Act of 1933 and the Prospectus.

3.	Part I consisting of the Prospectus.

4.	Part II consisting of pages numbered II-1 through II-5.

5.	The following exhibits:

(A)	Fiscal Agency Agreement.[1]

(B)	Form of Debt Securities (attached to the form of Fiscal Agency Agreement under A above).[1]

(C)	Form of Warrant Agreement.[2]

(D)	Form of Underwriting Agreement.[3]

(E)	Opinion of the Secretary of the Department of Justice, the Republic of the Philippines, as to the legality of the Debt Securities.[4]

(F)	Opinion of Linklaters Singapore Pte. Ltd., U.S. counsel to the Republic of the Philippines, as to the legality of the Debt Securities.[4]

(G)	Consent of the Secretary of the Department of Justice of the Republic of the Philippines (included in Exhibit (E)).[4]

(H)	Consent of Linklaters Singapore Pte. Ltd. (included in Exhibit (F)).[4]

(I)	Consent of Rosalia V. De Leon, Treasurer of the Philippines and Mark Dennis Y.C. Joven, Undersecretary of the Department of Finance (included on signature page).

(J)	Form of Supplement No. 1 to the Fiscal Agency Agreement (including form of Debt Securities).[5]

(K)	Form of Supplement No. 2 to the Fiscal Agency Agreement (including form of Registered Security).[6]

(L)	Form of Supplement No. 3 to the Fiscal Agency Agreement (including form of Registered Security and form of Bearer Security).[7]

Notes:

(1)	Incorporated by reference to Registration Statement No. 333-10960.
(2)

To be filed concurrently with the applicable prospectus supplement by amendment to this Registration Statement or in any report filed under the U.S. Securities and Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

(3)	Incorporated by reference to Registration Statement No. 333-183717.
(4)	Filed herewith.
(5)	Incorporated by reference to Registration Statement No. 333-108310.
(6)	Incorporated by reference to Registration Statement No. 333-163671.
(7)	Incorporated by reference to Registration Statement No. 333-208780.

Signature of the Republic of the Philippines

Pursuant to the requirements of the Securities Act of 1933, the Republic of the Philippines has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manila, Republic of the Philippines on the 4th day of November, 2022.

REPUBLIC OF THE PHILIPPINES

By	/s/ Rosalia V. De Leon
Rosalia V. De Leon[1] Treasurer of the Philippines

By	./s/ Mark Dennis Y.C. Joven
Mark Dennis Y.C. Joven[1] Undersecretary

Note:

(1)

Consent is hereby given to use of his or her name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by them and stated on their authority.

Signature of Authorized Representative of the Republic of the Philippines

Pursuant to the Securities Act of 1933, the undersigned, a duly authorized representative of the Republic of the Philippines in the United States, has signed this Registration Statement or amendment thereto in The City of New York, New York on the 4th day of November, 2022.

REPUBLIC OF THE PHILIPPINES

By	/s/ Elmer G. Cato
Elmer G. Cato Consul General

Exhibit Index

Exhibit	Description
A.	Fiscal Agency Agreement.[1]
B.	Form of Debt Securities (attached to the form of Fiscal Agency Agreement under A above).[1]
C.	Form of Warrant Agreement.[2]
D.	Form of Underwriting Agreement.[3]
E.	Opinion of the Secretary of the Department of Justice, the Republic of the Philippines, as to the legality of the Debt Securities.[4]
F.	Opinion of Linklaters Singapore Pte. Ltd., U.S. counsel to the Republic of the Philippines, as to the legality of the Debt Securities.[4]
G.	Consent of the Secretary of the Department of Justice of the Republic of the Philippines (included in Exhibit (E)).[4]
H.	Consent of Linklaters Singapore Pte. Ltd. (included in Exhibit (F)).[4]
I.	Consent of Rosalia V. De Leon, Treasurer of the Philippines and Mark Dennis Y.C. Joven, Undersecretary of the Department of Finance (included on signature page).
J.	Form of Supplement No. 1 to the Fiscal Agency Agreement (including form of Debt Securities).[5]
K.	Form of Supplement No. 2 to the Fiscal Agency Agreement (including form of Registered Security).[6]
L.	Form of Supplement No. 3 to the Fiscal Agency Agreement (including form of Registered Security and form of Bearer Security).[7]

Notes:

(1)	Incorporated by reference to Registration Statement No. 333-10960.
(2)

To be filed concurrently with the applicable prospectus supplement by amendment to this Registration Statement or in any report filed under the U.S. Securities and Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

(3)	Incorporated by reference to Registration Statement No. 333-183717.
(4)	Filed herewith.
(5)	Incorporated by reference to Registration Statement No. 333-108310.
(6)	Incorporated by reference to Registration Statement No. 333-163671.
(7)	Incorporated by reference to Registration Statement No. 333-208780.